SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 December 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

The share interests of the under-noted persons discharging managerial responsibility (PDMRs) have increased following the monthly purchase of partnership shares under the Aviva matching share plan. The transactions were made in London on 12 December 2016.

Name	Share Price	No of shares
Nick Amin	479.87p	47
Andy Briggs	479.87p	46
Euan Munro	479.87p	46

Media Enquiries:
Andrew Reid
+44 (0)20 7662 3131
Sarah Swailes
+44 (0)78 0069 4859

General Enquiries:
Roy Tooley, Company Secretarial
+44 (0)207 662 6019

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	NITINBHAI AMIN
2	Reason for the notification
a)	Position/status	Chief Operations and Transformation Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Monthly purchase of partnership shares under the Aviva matching share plan, an HMRC approved share incentive plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7987	31 (Partnership Shares)
		£4.7987	16 (Matching Shares)
d)	Aggregated information - Aggregated volume - Price	- £4.7987 per share - Total Price £225.54	47 total shares
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange, XLON

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	ANDREW BRIGGS
2	Reason for the notification
a)	Position/status	Chief executive officer of Aviva UK Life and Chairman of Global Life
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Monthly purchase of partnership shares under the Aviva matching share plan, an HMRC approved share incentive plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7987	30 (Partnership Shares)
		£4.7987	16 (Matching Shares)
d)	Aggregated information - Aggregated volume - Price	- £4.7987 per share - Total Price £220.74	46 total shares
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange, XLON

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Euan Munro
2	Reason for the notification
a)	Position/status	Chief executive officer, Aviva Investors
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Monthly purchase of partnership shares under the Aviva matching share plan, an HMRC approved share incentive plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7987	30 (Partnership Shares)
		£4.7987	16 (Matching Shares)
d)	Aggregated information - Aggregated volume - Price	- £4.7987 per share - Total Price £220.74	46 total shares
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange, XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 December 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary